GOLDEN CREDIT CARD LIMITED PARTNERSHIP

Boris Kogut

Director and Chief Executive Officer

Golden Credit Card Limited Partnership

c/o Golden Credit Card GP Inc.

200 Bay Street, 12th Floor

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J5

June 7, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Benjamin Meeks and Mr. Jason Weidberg
Telephone Nos: (202) 551-7146 and (202) 551-6892

Re:	Golden Credit Card Limited Partnership and Golden Credit Card Trust;
Amendment No.1 to Registration Statement on Form SF-3 (the "Registration
Statement"); Filed June 7, 2023; File Nos. 333-269709 and 333-269709-01

Ladies and Gentlemen:

On behalf of Golden Credit Card Limited Partnership (the "Registrant"), and in response to the letter dated March 9, 2023 from the staff of the U.S. Securities and Exchange Commission to Boris Kogut, we submit the following responses, together with Amendment No.1 to the Registration Statement referred to above.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 1 to the Registration Statement.

Registration Statement on Form SF-3

General

1.            Please file your remaining exhibits, including the underlying transaction agreements, with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction I to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of the transaction agreements.

We have filed our remaining exhibits with Amendment No. 1 to the Registration Statement.

2.            Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.

Form of Prospectus, page 1

3.            We note your disclosure indicates that the notes will evidence debt obligations of the trust secured by "the Series 202[ ]-[ ] ownership interest," which includes an "undivided co-ownership interest" in a pool of credit card receivables. We note also that "Series Ownership Interests" are listed as newly-registered securities in the filing fee table in Exhibit 107.1. Please confirm that any such ownership interest that the trust acquires will comply with the requirements of Rule 190 under the Securities Act, and make any necessary revisions to your registration statement. Refer to Section III.A.6. of the 2004 Regulation AB Adopting Release (Release No. 33-8518) and Rule 190(c) under the Securities Act.

This securitization program utilizes a co-ownership structure, which is commonly used in Canada to facilitate the structuring of revolving pool securitizations. Under a co-ownership structure, the sponsor/seller transfers the pool of assets to an institutional trustee bank or trust company who holds the pool of assets as agent, nominee and bare trustee for the benefit of the co-owners of the pool, including the sponsor/seller. At the time of the issuance of a series of asset-backed securities, a series ownership interest representing a proportional undivided beneficial ownership interest in the pool of assets is created and sold to the issuing entity and is pledged by the issuing entity as security for the asset-backed securities. As a result, the series ownership interest is effectively the equivalent to a collateral certificate in a U.S. credit card securitization or a special unit of beneficial interest in a U.S. auto lease securitization.

We confirm that the co-ownership structure complies with the requirements of Rule 190(c) under the Securities Act. As such, the Series Ownership Interests do not constitute "underlying securities" that are subject to the requirements under Rule 190(a) and (b). As noted, we intend to register the Series Ownership Interests concurrently with the Notes under the Registration Statement as required under Rule 190(d), and do not believe that additional revisions to the Registration Statement are necessary.

Enforceability of Civil Liabilities Against Foreign Persons, page 4

4.            Please revise your disclosure to more specifically address the required information under Item 101(g) of Regulation S-K, including whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against the depositor, issuing entity or other transaction parties. Please note that if your disclosure is based on an opinion of counsel, a consent of counsel must be filed as an exhibit to your registration statement. Refer to Item 1100(e) of Regulation AB.

We have revised the disclosure to address all of the elements of Item 101(g) of Regulation S-K. See page 4. The Legality Opinion provided by McCarthy Tétrault LLP has been updated to include the required consent.

Part I – The Series 202[ ]-[ ] Ownership Interest and the Notes

Credit Card Portfolio

The Accounts, page 53

5.            We note your bracketed disclosure indicating that static pool information is not being included "at this time" because all of the accounts are 60 or more months past the date on which they were originated. Please confirm that you do not reasonably expect the asset pool to include accounts that are less than 60 months past the date on which they were originated at the time of any offering under this shelf registration statement, or else revise your form of prospectus to include alternative bracketed disclosure describing the static pool information that would be provided if any such assets were to be included. Refer to Item 1105 of Regulation AB.

We do not reasonably expect the asset pool to include accounts that are less than 60 months past the date on which they were originated at the time of any offering under this shelf registration statement. However, in order to preserve the flexibility to add such accounts if circumstances change in the future, we have included alternative bracketed disclosure describing the static pool information that would be provided if any such accounts were to be included. See page 61.

Certain Features of Series 202[ ]-[ ] Ownership Interest and Notes

Swap Agreement

The Swap Counterparty, page 75

6.            Please revise your bracketed disclosure to address the expected significance percentage of the swap agreement and corresponding financial information regarding the swap counterparty required by Item 1115 of Regulation AB. Refer to Items 1115(a)(4) and 1115(b) of Regulation AB.

We have added disclosure to address the expected significance percentage of the swap agreement and corresponding financial information regarding the swap counterparty. See page 76.

In the event that RBC is the swap counterparty and the significance percentage is greater than 10%, it is likely that RBC would choose to incorporate its financial statements by reference, so we have added proposed disclosure regarding the incorporation by reference. See pages 76 and 102. However, as a Canadian entity eligible for the multijurisdictional disclosure system (“MJDS”), RBC is only required to provide two years of financial information in its audited financial statements filed on Form 40-F, so we wish to confirm that incorporating the two years of financial information on Form 40-F as indicated in this disclosure will be sufficient to satisfy the requirements of Item 1115 of Regulation AB.

Requirements for SEC Shelf Registration

Asset Representations Review, page 80

7.            We note your disclosure on page 82 that an asset representations review may be considered "incomplete" based in missing or incomplete review materials. Please revise your form of prospectus to explain how an incomplete review would be presented in the asset representations reviewer’s final report, and whether the servicer or the asset representations reviewer will have any additional responsibilities if a review is determined to be incomplete.

The existing disclosure describes the responsibilities of the asset representations reviewer request, and of the servicer to deliver, missing or incomplete review materials. We have revised the disclosure to explain that the asset representations reviewer will deliver its review report and indicate in its review report that any tests for the related review accounts and/or review receivables that cannot be completed due to missing or incomplete review materials are incomplete. See page 84.

Part II – The Sponsor, Seller, Administrative Agent and Servicer

Royal Bank of Canada, page 105

8.            Please describe the Servicer’s experience in servicing credit card receivables or similar assets. Refer to Item 1108(b)(2) of Regulation AB.

We had included disclosure describing the Servicer's experience in servicing credit card receivables under this heading in the original form of prospectus. We have moved this disclosure to the section entitled "Securitization and Servicing Experience" and expanded the disclosure. See page 109.

Operations of the Trust

The Assignment and Transfer of Account Assets

Addition of Accounts, page 113

9.            We note your disclosure that, in certain circumstances, the seller may be required to "add participations representing undivided interests in or securities backed by a pool of assets consisting primarily of credit card receivables and collections thereon" of the account assets. To the extent such participations or other assets are securities, their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6. of the 2004 Regulation AB Adopting Release (Release No. 33-8518) and Rule 190 under the Securities Act. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for participations or other securities that may be added to the asset pool after the effectiveness of the registration statement. Additionally, to the extent applicable, please tell us whether participations or other securities are currently included in the trust or were included in the trust in the past.

We have revised this section to provide that securities that are participations may only be added to the asset pool if they are registered with the Securities and Exchange Commission. See page 116. We have also added a corresponding requirement in the Form of Series Purchase Agreement. Participations are not currently included in the asset pool and have not been included in the asset pool in the past.

Mandatory Purchase of Account Assets, page 117

10.            We note that Royal Bank of Canada ("RBC"), as seller and servicer, has an obligation to repurchase account assets upon the breach of certain representations and warranties. Please confirm that you will provide information regarding RBC’s financial condition if there is a material risk that the ability of RBC to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

We do not believe that there is a material risk that the ability of RBC to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. However, we confirm that we will provide information regarding RBC's financial condition if there is such a material risk at the time of any offering under this shelf registration statement.

Signatures, page II-8

11.           Please include the signature of registrant’s authorized representative in the United States. See Instruction 1 to Signatures in Form SF-3.

We have included the signature of the registrant's authorized representative in the United States. See page II-9.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Boris Kogut
Boris Kogut
Director and Chief Executive Officer of
Golden Credit Card GP Inc.
the managing general partner of
Golden Credit Card Limited Partnership

cc:	Jude Shawera, Golden Credit Card Limited Partnership c/o Golden Credit Card GP Inc.
Joseph P. Topolski, Katten Muchin Rosenman LLP